Exhibit 10

Kenneth Cole Productions, Inc.’s Board of Directors Approves Kenneth D. Cole’s Offer to Acquire

the Company for $15.25 per Share in Cash

NEW YORK,–/PRNewswire/– June 6, 2012— Kenneth Cole Productions, Inc. (NYSE: KCP) (the “Company”) announced that it has entered into a definitive merger agreement under which Kenneth D. Cole, Chairman and Chief Creative Officer of the Company and the beneficial holder of approximately 46% of the Company’s outstanding common stock (representing approximately 89% of the voting power), will acquire the Company through KCP Holdco, Inc., an entity he controls that was formed for the purposes of the acquisition.

Under the agreement, the Company’s shareholders, excluding Mr. Cole and his affiliated entities, will receive $15.25 per share in cash upon completion of the transaction. The price represents a premium of 17% to the closing price of the Company’s shares on February 23, 2012, the last trading day before the announcement by Mr. Cole of his proposal, and a premium of 28% over the average closing price of the Company’s Class A common stock for the 45 trading days prior to that date, and implies a total enterprise value of approximately $245 million.

A special committee of the board of directors, comprised of all of the directors of the Company other than Kenneth Cole and Paul Blum, was formed in February 2012 to review the proposal from Mr. Cole, with the assistance of independent legal and financial advisors. The special committee completed a thorough review of the proposal, considered alternatives, and unanimously concluded that the transaction with Mr. Cole was in the best interests of the Company’s shareholders other than Mr. Cole and his affiliates and associates. Based on the unanimous recommendation of the special committee, the agreement was also approved by the full board other than Mr. Cole, who abstained.

Completion of the transaction is subject to certain closing conditions, including receipt of shareholder approval and other customary conditions. The merger agreement contains a non-waivable condition that a majority of the outstanding shares of the Company not owned by Mr. Cole and his affiliates and associates vote in favor of the adoption of the merger agreement.

In addition, Wells Fargo Bank, N.A., part of Wells Fargo & Company (NYSE: WFC), and certain other parties have entered into a binding commitment letter to provide debt financing in the event the closing conditions have been met, and Cole Family Holdco, LLC, an entity formed by Mr. Cole, and another third party have entered into binding commitment letters to provide equity financing in the event the closing conditions have been met.

BofA Merrill Lynch is acting as financial advisor to the special committee, and Sidley Austin LLP is acting as legal advisor to the special committee.

Peter J. Solomon Company is acting as financial advisor to Mr. Cole, and Willkie Farr & Gallagher LLP is acting as legal advisor to Mr. Cole.

About Kenneth Cole Productions, Inc.

Kenneth Cole Productions, Inc. designs, sources, and markets a broad range of footwear, handbags, apparel and accessories under the brand names Kenneth Cole New York; Kenneth Cole Reaction; and Unlisted, as well as footwear under the proprietary trademark Gentle Souls. The Company has also granted a wide variety of third party licenses for the production of men’s, women’s and children’s apparel as well as fragrances, watches, jewelry, eyewear, and several other accessory categories. The Company’s products are distributed through department stores, better specialty stores, company-owned retail stores and its e-commerce website. Further information can be found at http://www.kennethcole.com.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed acquisition of the Company by KCP Holdco, Inc. In connection with the transaction, the Company will file a proxy statement and file or furnish other relevant materials with the Securities and Exchange Commission, or SEC. SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY ALL RELEVANT MATERIALS FILED OR FURNISHED WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING THE PROXY STATEMENT WHEN IT IS AVAILABLE, BECAUSE THESE MATERIALS WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Shareholders will be able to obtain a free copy of the proxy statement when available and other relevant documents filed with the SEC from the SEC’s website at www.sec.gov, or by directing a request by mail to Kenneth Cole Productions, Inc., 603 West 50th Street, New York, NY 10019, or from the Company’s website at http://www.kennethcole.com. The contents of the websites referenced above are not deemed to be incorporated by reference into the proxy statement.

Participants in Solicitation

The Company and certain of its directors, officers and other members of management may, under the rules of the SEC, be deemed to be “participants” in the solicitation of proxies from its shareholders that will occur in connection with the transaction. Information concerning the interests of the persons who may be considered “participants” in the solicitation is set forth in the Company’s proxy statements and Annual Reports on Form 10-K previously filed with the SEC, and will be set forth in the proxy statement relating to the transaction when the proxy statement becomes available. Copies of these documents can be obtained, without charge, at the SEC’s website at http://www.sec.gov, by directing a request to the Company at the address above, or at http://www.kennethcole.com.

Forward Looking Statement Disclosure

The statements contained in this release that are not historical facts may be deemed to constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Actual future results might differ materially from those projected in such statements due to a number of risks and uncertainties, including but not limited to those mentioned above, demand and competition for the Company’s products, the ability to enter into new product license agreements or to renew or replace existing product licensee agreements, changes in consumer preferences or fashion trends, delays in anticipated store openings, and changes in the Company’s relationships with retailers, licensees, vendors and other resources. The forward looking statements contained herein are also subject to other risks and uncertainties that are described in the Company’s reports and registration statements filed with the Securities and Exchange Commission, including without limitation the risk factors described in Item 1A of the Company’s most recent annual report on Form 10-K filed on March 9, 2012.

CONTACT: Company: David Edelman, Chief Financial Officer, Kenneth Cole Productions, Inc., +1-212-265-1500, or Investor Relations: James R. Palczynski, Principal, Integrated Corporate Relations, Inc., +1-203-682-8200